UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-72376
NOTIFICATION OF LATE FILING	CUSIP NUMBER 58455T 10 4

(Check one):	X	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		December 31, 2007

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Medical Connections Holdings, Inc.
Full Name of Registrant

not applicable
Former Name if Applicable

2300 Glades Road Suite 202E
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33431
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant's Form 10-KSB  for the year ended December 31, 2007 could not be filed within the prescribed time period because the Registrant has not been able to review certain information and data relating to and necessary for the accurate completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations within such time period without unreasonable effort or expense.

The primary reason for this delay was the decision by the Board of Directors on February 20, 2008 to terminate Brian Quillen as the company’s chief financial officer.

The Registrant anticipates that the Form 10-KSB Annual Report, along with the audited financial statements will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 10-KSB.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Anthony Nicolosi	(561)	353-1110
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes				No	X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Medical Connections Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2008	By:	/s/ Anthony Nicolosi
Anthony Nicolosi, president